

September 4, 2012

Via E-mail
Mr. Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

      Re: **The Procter & Gamble Company**
               Form 10-K for the fiscal year ended June 30, 2012
               Filed August 8, 2012
               File No. 1-434

Dear Mr. Moeller:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Significant Accounting Policies and Estimates, page 28
Acquisitions, Goodwill and Intangible Assets, page 29

1.   We note that no impairments were indicated in your goodwill impairment testing as of July 1, 2011. With a view towards future disclosure, please help us better understand the facts and circumstances that led to an impairment being identified and recorded three months later in your testing date as of October 1, 2011. Please tell us what the fair value of the Appliances and Salon Professional reporting units were at July 1, 2011. In addition, please provide us with a specific and comprehensive discussion regarding changes in the significant assumptions that led to the impairment charge. In this regard, please discuss how forecasted cash flows developed for the Appliances and Salon Professional reporting units as of your July 1, 2011 testing date compared to actual results for the three months ended September 30, 2011 and how actual results and revised

cash flow projections were incorporated into your impairment testing date as of October 1, 2011.

2. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the procedures you undertake on a quarterly basis to assess whether you have a triggering event requiring impairment testing. Given the overall significance of your goodwill and indefinite-lived intangibles as well as the fact that quarterly results may significantly impact your impairment assessment, it appears that additional disclosures of your quarterly impairment assessments may be necessary to provide more meaningful disclosure of the likelihood of future impairment charges. To the extent that you conduct an impairment test on an interim basis, please revise future filings to discuss the results of your testing. Reference ASC 350-20-35-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief